Mail Stop 4561

May 19, 2008

Lawrence Kusch
Assistant Vice President
The Bank of New York Trust Company, N.A.
2 North LaSalle Street, Suite 1020
Chicago, Illinois 60602

>   **RE: Government Trust 1-D**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 000-17202**

Dear Mr. Kusch,

    We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Kevin W. Vaughn
                                        Accounting Branch Chief